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                     FORM U-12(I)-B (THREE-YEAR STATEMENT)

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                               Calendar Year 1999

                     FORM U-12(I)-B (THREE-YEAR STATEMENT)

  STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
    1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING
       COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES
                ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE 71(b)

1.  Name and business address of person filing statement.

    Clark Evans Downs
    Jones, Day, Reavis & Pogue
    51 Louisiana Avenue, NW
    Washington, D.C.  20001

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters within the exemption provided by paragraph (b) of Rule U-71.

    Jones, Day, Reavis & Pogue
    51 Louisiana Avenue, NW
    Washington, D.C.  20001

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

    Central and South West Services, Inc.
    Central Power and Light Company
    Public Service Company of Oklahoma
    Southwestern Electric Power Company
    West Texas Utilities Company
    American Electric Power Service Corporation

4. Position or relationship in which the undersigned is employed or retained by each of the companies names in item 3, and brief description of nature of services to be rendered in each such position or relationship.


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     Attorney; provide legal counsel and representation in regulatory proceedings before the Federal Energy Regulatory Commission.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

     1999
     ----
     Central and South West Services, Inc.              $  2,635,214.44
     Central Power and Light Company                    $     32,790.53
     Public Service Company of Oklahoma                 $     12,328.64
     Southwestern Electric Power Company                $    264,746.51
     West Texas Utilities Company                       $     97,714.23

     2000
     ----
     Central and South West Services, Inc.              $    500,000.00
     Central Power and Light Company                    $     35,000.00
     Public Service Company of Oklahoma                 $     15,000.00
     Southwestern Electric Power Company                $     35,000.00
     West Texas Utilities Company                       $     75,000.00
     American Electric Power Service Corporation        $    500,000.00

     2001
     ----
     Central Power and Light Company                    $     35,000.00
     Public Service Company of Oklahoma                 $     15,000.00
     Southwestern Electric Power Company                $     35,000.00
     West Texas Utilities Company                       $     35,000.00
     American Electric Power Service Corporation        $    500,000.00

     Includes routine expenses.

     (b) Basis for compensation if other than salary.

     Not applicable.

Date:    April 30, 2000             (Signed):     Clark Evans Downs
                                                  Clark Evans Downs